SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For June 2012
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F           Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of June 2012, incorporated by reference herein:
Exhibit

99.1   Release dated June 5, 2012, entitled “EXERCISE OF OPTIONS AND SALE OF
         SHARES”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: June 5, 2012 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD”)
EXERCISE OF OPTIONS AND SALE OF SHARES
In compliance with paragraph 3.63 of the JSE Limited Listings Requirements (“Listings
Requirements”), the following information regarding transactions by a director of a major subsidiary of DRDGOLD is disclosed:
Name of director: Mr A Hamman
Date of transaction: 1 June 2012
Nature of transaction:
Exercise of options in terms of the Durban
Roodepoort Deep (1996) Share Option Scheme
and subsequent sale of shares
Class of securities:
Options in respect of DRDGOLD ordinary
shares
Number of options exercised and 50 000 at R3.50 per share
strike price:
Total value of transaction: R175 000.00
Number of shares sold and 50 000 at R5.54
Selling price:
Total value of sale:
R277 000.00
Number of options exercised and 31 800 at R3.69 per share
strike price:
Total value of transaction: R117 342.00
Number of shares sold and 31 800 at R5.54
Selling price:
Total value of sale:
R176 172.00

Number of options exercised and 36 700 at R3.88 per share
strike price:
Total value of transaction: R142 396.00
Number of shares sold and 36 700 at R5.54
Selling price:
Total value of sale:
R203 318.00
Nature of director’s interest: Direct beneficial
Exercise of options was completed
off-market and sale of shares
concluded on-market
In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained from the Chief Executive Officer of DRDGOLD. The above trade was completed outside of a closed period.
Roodepoort
5 June 2012
Sponsor
One Capital